UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

HC2 Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

404139107

(CUSIP Number)

MICHAEL GORZYNSKI

595 Madison Avenue, 29th Floor

New York, NY 10022

(646) 274-9610

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 1, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404139107

1	NAME OF REPORTING PERSON

PERCY ROCKDALE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,048,755
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,048,755
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,048,755
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 404139107

1	NAME OF REPORTING PERSON

RIO ROYAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		24,462
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

24,462
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,462
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 404139107

1	NAME OF REPORTING PERSON

MG CAPITAL MANAGEMENT LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		24,462
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

24,462
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,462
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 404139107

1	NAME OF REPORTING PERSON

MICHAEL GORZYNSKI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		33,747 *
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,713,113 **
PERSON WITH	9	SOLE DISPOSITIVE POWER

33,747 *
	10	SHARED DISPOSITIVE POWER

8,713,113 **
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,746,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8%
14	TYPE OF REPORTING PERSON

IN

* Excludes 22,556 shares of Common Stock granted to Mr. Gorzynski personally as a director of the Issuer, which are not currently vested and do not vest within the next 60 days.

** Including (i) 6,125 shares of Series A-3 Convertible Preferred Stock (the “Series A-3 Convertible Preferred Stock”), which are convertible into 1,764,357 shares of Common Stock and (ii) 10,000 shares of Series A-4 Convertible Preferred Stock (the “Series A-4 Convertible Preferred Stock”), which are convertible into 1,875,539 shares of Common Stock, as further described in Item 5.

5

CUSIP No. 404139107

1	NAME OF REPORTING PERSON

CONTINENTAL GENERAL INSURANCE COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,639,896**
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,639,896**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,639,896**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

CO

*** Consisting of (i) 6,125 shares of Series A-3 Convertible Preferred Stock, which are convertible into 1,764,357 shares of Common Stock and (ii) 10,000 shares of Series A-4 Convertible Preferred Stock, which are convertible into 1,875,539 shares of Common Stock, as further described in Item 5.

6

CUSIP No. 404139107

1	NAME OF REPORTING PERSON

CONTINENTAL LTC, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,639,896***
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,639,896***
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,639,896***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

CO

*** Consisting of (i) 6,125 shares of Series A-3 Convertible Preferred Stock, which are convertible into 1,764,357 shares of Common Stock and (ii) 10,000 shares of Series A-4 Convertible Preferred Stock, which are convertible into 1,875,539 shares of Common Stock, as further described in Item 5.

7

CUSIP No. 404139107

1	NAME OF REPORTING PERSON

CONTINENTAL INSURANCE GROUP, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,639,896***
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,639,896***
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,639,896***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

CO

*** Consisting of (i) 6,125 shares of Series A-3 Convertible Preferred Stock, which are convertible into 1,764,357 shares of Common Stock and (ii) 10,000 shares of Series A-4 Convertible Preferred Stock, which are convertible into 1,875,539 shares of Common Stock, as further described in Item 5.

8

CUSIP No. 404139107

1	NAME OF REPORTING PERSON

CONTINENTAL GENERAL HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,639,896***
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,639,896***
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,639,896***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

OO

*** Consisting of (i) 6,125 shares of Series A-3 Convertible Preferred Stock, which are convertible into 1,764,357 shares of Common Stock and (ii) 10,000 shares of Series A-4 Convertible Preferred Stock, which are convertible into 1,875,539 shares of Common Stock, as further described in Item 5.

9

CUSIP No. 404139107

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed by the following persons (collectively, the “Reporting Persons”):

(i) Percy Rockdale LLC, a Michigan limited liability company (“Percy Rockdale”);

(ii) Rio Royal LLC, a Michigan limited liability company (“Rio Royal”);

(iii) MG Capital Management, Ltd., a Cayman Islands company limited by shares (“MG Capital Management”, and, together with Percy Rockdale and Rio Royal, the “MG Reporting Persons”);

(iv) Michael Gorzynski, a natural person, (“Mr. Gorzynski”);

(v) Continental General Insurance Company, a Texas domiciled life and health insurance company (“CGIC”);

(vi) Continental LTC, Inc., a Delaware corporation (“CLTC”);

(vii) Continental Insurance Group, Ltd., a Delaware corporation (“CIG”); and

(viii) Continental General Holdings LLC, a Michigan limited liability company (“CGH” and together with CGIC, CLTC and CIG, the “Continental Reporting Persons”).

(b) The principal business address for each of Percy Rockdale, Rio Royal and Mr. Gorzynski is 595 Madison Avenue, 29th Floor, New York, NY 10022. The principal business address of MG Capital Management is c/o Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands. The principal business address for each of CGIC, CLTC, CIG and CGH is 11001 Lakeline Blvd., Ste. 120, Austin, TX 78717.

(c) Percy Rockdale, Rio Royal and CGIC each hold shares of Common Stock and/or convertible preferred stock, as applicable, of the Issuer that are the subject of this statement. The principal business of each of Percy Rockdale and Rio Royal is to invest in securities. The principal business of MG Capital Management is to serve as an investment holding company. The principal business of CGIC is to serve as a licensed life, accident and health insurer that administers closed insurance blocks. The principal business of CLTC is to serve as the sole owner of CGIC and to provide services and insurance policy administration on behalf of CGIC. The principal business of CIG is to serve as sole owner of CLTC and the indirect parent operating company of CGIC, by servicing closed blocks of long-term care, life, annuity, and other accident and health insurance policies. The principal business of CGH is to serve as an investment holding company and sole owner of CIG. Mr. Gorzynski’s principal occupation is investing, and directing the investment of, assets, including by serving as the sole Manager of Percy Rockdale, the sole Director of MG Capital Management and as a manager and Executive Chairman of CGH.

10

CUSIP No. 404139107

As a result of the foregoing relationships, (i) MG Capital Management may be deemed to beneficially own the Shares held by Rio Royal, (ii) each of CLTC, CIG and CGH may be deemed to beneficially own the Shares beneficially owned by CGIC and (iii) Mr. Gorzynski may be deemed to beneficially own the Shares held by each of Percy Rockdale, Rio Royal and CGIC.

Information regarding the directors, officers and/or control persons of CGIC, CLTC and CIG is set forth on Schedule A attached hereto.

(d) – (e) During the last five years, none of the Reporting Persons nor any of the persons listed in Schedule A have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Percy Rockdale, Rio Royal and CGH are each Michigan limited liability companies. MG Capital Management is a Cayman Islands company limited by shares. CGIC is a Texas domiciled life and health insurance company. CLTC and CIG are each Delaware corporations. Mr. Gorzynski is a citizen of the United States of America and Poland.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

All of the Shares held by the MG Reporting Persons and the Continental Reporting Persons to which this Statement relates were purchased on behalf of such Reporting Persons using the investment capital of the respective Reporting Persons. The aggregate amount of funds used for the purchase of the securities held by the MG Reporting Persons reported herein was approximately $11,428,612.15, excluding commissions. The aggregate amount of funds used for the purchase of the securities held by the Continental Reporting Persons reported herein was approximately $14,259,931, including commissions. The shares held directly by Mr. Gorzynski were granted to Mr. Gorzynski personally as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 1, 2021, CGH closed the previously announced purchase (the “Continental Purchase”) of CIG from HC2 Holdings 2, Inc. (“Seller”), a wholly-owned subsidiary of the Issuer, pursuant to that certain Stock Purchase Agreement, dated March 26, 2021, by and among Seller, CGH and CIG (the “SPA”). As previously disclosed, CGH is controlled by Mr. Gorzynski, who is (i) a director of the Issuer and (ii) the executive chairman and president of CIG.

In connection with the closing of the Continental Purchase, CGH entered into a definitive agreement, dated July 1, 2021 (the “Support Agreement”), with the Issuer and CGIC, pursuant to which, among other things, CGIC and CGH agreed to (a) vote all shares of preferred stock, par value $0.001 per share, of Issuer now or hereafter “beneficially owned” by any of them during the term of the Support Agreement (the “HC2 Preferred Shares”) (i) in favor of each director nominated and recommended by the Board of Directors of Issuer (the “Board”) for election, (ii) against any stockholder nominations for directors that are not approved and recommended by the Board, (iii) against any proposals or resolutions to remove any member of the Board, unless otherwise approved and recommended by the Board, and (iv) in accordance with recommendations by the Board on all other proposals or business; and (b) certain restrictions on the transfer of the HC2 Preferred Shares, in each case, subject to the terms and conditions set forth therein.

11

CUSIP No. 404139107

The Support Agreement, and all rights and obligations of the parties thereunder, shall terminate on July 1, 2022, unless earlier terminated by mutual agreement of the applicable parties thereto.

The foregoing summary description of the SPA, the Support Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to (a) the full text of the SPA, which is filed as Exhibit 99.1 attached hereto, the terms of which are incorporated by reference herein, and (b) the full text of the Support Agreement, which is filed as Exhibit 99.2 attached hereto, the terms of which are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(b) The aggregate percentage of shares of Common Stock for the MG Reporting Persons reported herein is based upon 77,612,041 shares of Common Stock outstanding as of April 30, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2021. The aggregate percentage of shares of Common Stock for the Continental Reporting Persons and Mr. Gorzynski reported herein is based upon 81,251,937 shares of Common Stock, which reflects the sum of (i) 77,612,041 shares of Common Stock outstanding as of April 30, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2021, plus (ii) 3,639,896 shares of Common Stock issuable upon the conversion of the Series A-3 and Series A-4 Convertible Preferred Stock beneficially owned by the Continental Reporting Persons, as described below.

As of the date hereof, Percy Rockdale beneficially owned 5,048,755 Shares, constituting approximately 6.5% of the Shares outstanding. As of the date hereof, Rio Royal beneficially owned 24,462 Shares, constituting less than 1% of the Shares outstanding. By virtue of its relationship with Rio Royal discussed in further detail in Item 2, MG Capital Management may be deemed to be the beneficial owner of the Shares beneficially owned by Rio Royal. By virtue of his relationships with Percy Rockdale and Rio Royal discussed in further detail in Item 2, Mr. Gorzynski may be deemed to beneficially own the Shares beneficially owned by each of Percy Rockdale and Rio Royal. Percy Rockdale and Mr. Gorzynski have shared voting and dispositive power over the shares of Common Stock directly held by Percy Rockdale. Rio Royal, MG Capital Management and Mr. Gorzynski have shared voting and dispositive power over the shares of Common Stock directly held by Rio Royal.

As of the date hereof, CGIC may be deemed to beneficially own 3,639,896 Shares constituting approximately 4.5% of the Shares outstanding and consisting of (i) 6,125 shares of Series A-3 Convertible Preferred Stock, which are convertible, at a conversion price of $3.52 per share, into 1,764,357 shares of Common Stock and (ii) 10,000 shares of Series A-4 Convertible Preferred Stock, which are convertible, at a conversion price of $5.33 per share, into 1,875,539 shares of Common Stock. By virtue of its relationship with CGIC discussed in further detail in Item 2, CLTC may be deemed the beneficial owner of the Shares beneficially owned by CGIC. By virtue of its relationship with CLTC discussed in further detail in Item 2, CIG may be deemed the beneficial owner of the Shares beneficially owned by CGIC. By virtue of its relationship with CIG discussed in further detail in Item 2, CGH may be deemed the beneficial owner of the Shares beneficially owned by CGIC. By virtue of his relationship with CGH discussed in further detail in Item 2, Mr. Gorzynski may be deemed the beneficial owner of the Shares beneficially owned by CGIC. CGH, CIG, CLTC, CGIC and Mr. Gorzynski have shared voting and dispositive power over the shares of Series A-3 and Series A-4 Convertible Preferred Stock directly held by CGIC.

12

CUSIP No. 404139107

(c) On June 17, 2021, 33,747 shares of Common Stock previously granted to Mr. Goryznski personally as a director of the Issuer vested and became fully exercisable. As of the date hereof, Mr. Gorzynski holds an additional 22,556 shares of Common Stock granted to him personally as a director of the Issuer, which are not currently vested and do not vest within the next 60 days. Except as otherwise disclosed herein, none of the Reporting Persons have entered into any transactions involving the Common Stock in the past sixty (60) days.

As of the date hereof, the Reporting Persons beneficially own an aggregate of 8,746,860 Shares, constituting approximately 10.8% of the outstanding Shares. Each Reporting Person, may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims the formation of a group and the beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d) No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 26, 2021, CGH, Seller and CIG entered into the SPA, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On July 1, 2021, CGH, CGIC and the Issuer entered into the Support Agreement, as defined and described in Item 4 above and attached as Exhibit 99.2 hereto.

The Reporting Persons have entered into a joint filing agreement, dated as of July 2, 2021, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Stock Purchase Agreement, dated March 26, 2021, by and among HC2 Holdings 2, Inc., Continental Insurance Group, Ltd. and Continental General Holdings LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by HC2 Holdings, Inc. on July 1, 2021).
99.2	Support Agreement, dated July 1, 2021, by and among HC2 Holdings, Inc., Continental General Holdings LLC and Continental General Insurance Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by HC2 Holdings, Inc. on July 1, 2021).
99.3	Joint Filing Agreement.

13

CUSIP No. 404139107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2021

Percy Rockdale LLC

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Sole Manager

Rio Royal LLC

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Sole Manager

MG Capital Management Ltd.

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Sole Director

/s/ Michael Gorzynski
Michael Gorzynski

Continental General Insurance Company

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Executive Chair

Continental LTC, Inc.

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	President

14

CUSIP No. 404139107

Continental Insurance Group, Ltd.

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	President

Continental General Holdings LLC

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Executive Chair

15

CUSIP No. 404139107

Schedule A

The following table sets forth the name, principal occupation, business address and citizenship of each of the executive officers and directors of Continental General Insurance Company:

Name	Title and Principal Occupation	Business Address	Citizenship
Michael Gorzynski	Chairman of the Board, Professional Investor	595 Madison Ave., 29th Fl. New York, NY 10987	United States of America and Poland
Michael Gisser	Director, Consultant	113 Cherry St, Apt. 51076 Seattle, WA 98104	United States of America
Liesl Hickey	Director, Public Affairs & Political Consultant	7600 E. Eastman Denver, CO 80231	United States of America
David Ramsey	Director, President & Chief Executive	11001 Lakeline Blvd., Ste. 120 Austin, TX 78717	United States of America
Jose Daniel Saenz	Director, Insurance Regulatory Consultant	1524 N. Sugar Rd. Edinburg, TX 78541	United States of America
Travis Simpson	Senior Vice President and Chief Operating Officer	11001 Lakeline Blvd., Ste. 120 Austin, TX 78717	United States of America
Thomas Pyle	Senior Vice President, Chief Actuary & Chief Risk Officer	11001 Lakeline Blvd., Ste. 120 Austin, TX 78717	United States of America
Janet K. Ward	Senior Vice President, Chief Financial Officer & Treasurer	11001 Lakeline Blvd., Ste. 120 Austin, TX 78717	United States of America

The following table sets forth the name, principal occupation, business address and citizenship of each of the executive officers and directors of Continental LTC Inc.:

Name	Title and Principal Occupation	Business Address	Citizenship
Michael Gorzynski, Chairman	Chairman of the Board, President, Professional Investor	595 Madison Ave., 29th Fl. New York, NY 10987	United States of America and Poland
Michael Gisser	Director, Consultant	113 Cherry St, Apt. 51076 Seattle, WA 98104	United States of America
Liesl Hickey	Director, Public Affairs & Political Consultant	7600 E. Eastman Denver, CO 80231	United States of America
Elizabeth Lovaas	Secretary, Associate Vice President and Compliance Officer	11001 Lakeline Blvd., Ste. 120 Austin, TX 78717	United States of America

CUSIP No. 404139107

The following table sets forth the name, principal occupation, business address and citizenship of each of the executive officers and directors of Continental Insurance Group Ltd.:

Name	Title and Principal Occupation	Business Address	Citizenship
Michael Gorzynski, Chairman	Chairman of the Board, President, Professional Investor	595 Madison Ave., 29th Fl. New York, NY 10987	United States of America and Poland
Michael Gisser	Director, Consultant	113 Cherry St, Apt. 51076 Seattle, WA 98104	United States of America
Liesl Hickey	Director, Public Affairs & Political Consultant	7600 E. Eastman Denver, CO 80231	United States of America
Elizabeth Lovaas	Secretary, Associate Vice President and Compliance Officer	11001 Lakeline Blvd., Ste. 120 Austin, TX 78717	United States of America